

OFFERING MEMORANDUM

facilitated by



Sun Drops, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Sun Drops, LLC
State of Organization	MA
Date of Formation	11/20/2020
Entity Type	Limited Liability Company
Street Address	39 Silver St, Sheffield MA, 01257
Website Address	www.getsundrift.com

(B) Directors and Officers of the Company

Key Person		Jonathan Pollock
Position with the Company		
	Title	Chief Business Officer
	First Year	2020
Other business experience (last three years)		**Founder & CEO** (*Ciao Andiamo, LLC, March 2011-Current*) - Founded and led luxury travel company specialized in authentic journeys to Italy. Built from the ground up, as a bootstrapped, solo operation, to a $4.5 million, profitable venture with over 15 employees.

Key Person	Janine Yu
Position with the Company Title First Year	 COO 2020
Other business experience (last three years)	• **Founder** (*7 Archipelagos - January 2020-Current*) — Founded and led luxury travel consultancy.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jonathan Pollock	33.33%
Janine Yu	66.67%

(D) The Company's Business and Business Plan

The Team

David Hollands, Co-Founder and Chief Product Officer

- Five years spent perfecting cannabis hard candy edibles as a home chef with a passion for creating original recipes.
- 30 years as a successful music producer and international DJ for leading night spots such as Twilo and CBGB gallery; ran his own record label, Minimal Wage.
- As corporate DJ and music consultant, worked with event producers and in-house corporate event planners.
- Has shared the stage with chart-topers such as Beyoncé, Kelly Clarkson, Aerosmith.
- Corporate clients included AT&T, McDonald's, Nintendo, Bank of America, Major League Baseball, Hyatt, T-Mobile, Clinton Global Initiative.
- BA, Ball State University

Janine Yu, Co-Founder and Chief Operations Officer

- Ten years of experience in luxury travel planning and sales, with core expertise in operations and logistics.
- Founder of 7 Archipelagos, a New York-based boutique luxury travel service in trip planning, industry content for travel providers, and new product and service development.
- Sales and Marketing Manager for Remote Lands, a bespoke tour operator in the ultra- luxury customized travel industry for experiences in Asia.

- Travel writer for a wide range of online media including DiscoverLuxury, BraveNewTraveler, ForbesTraveler, FamilyTravelForum plus The Philippine Star, SEAir InFlight magazine, Asian Spirit.

- MFA, The New School

Jon Pollock, Co-Founder and Chief Business Officer

- Experienced entrepreneur with operations and business development expertise combined with a background in brand management, marketing, and finance.

- Founder & CEO at Ciao Andiamo, a boutique travel startup curating authentic, insider experiences throughout Italy spanning food, wine and culture.

- Since 2011, organized over 1,500 private adventures, small group tours, honeymoons and weddings with industry accolades from Conde Nast Traveler, The Huffington Post, and Travel+Leisure.

- Brand Manager of Activia at Dannon

- Associate Finance Manager for Unilever

- MBA, Harvard Business School

The Opportunity

As SunDrift celebrates 1 year in the Massachusetts market, your investment will help fuel working capital, inventory, sales, marketing, and innovation, as we build brand awareness, loyalty, and scale.

- Brand building will be highly focused at the retail dispensary level, from pop-ups, in-store displays, and uninfused candy sampling, to budtender education and incentives.
- Innovation will center around benefits-focused and seasonal flavors, with our first new flavor—Strawberry Cream for Sleep—set to launch this summer.
- Other marketing investments include social media, email marketing, targeted events, and billboards in key areas like downtown Boston.

Fast-acting full-spectrum hard candies happily crafted in the Berkshires

- SunDrift is a minority, woman-owned business building a full-spectrum, craft cannabis edibles brand. We are operational and producing revenue in our launch state market of Massachusetts.
- Our Mission is to build a truly differentiated, category-leading craft cannabis brand that's easily consumable while advancing sustainable practices, enabling wellness, and furthering social justice.

Testimonials

As we continue to build awareness of SunDrift, the feedback from our customers who have tried our hard candy edibles has been overwhelmingly positive.

- "SunDrift is the perfect high 11/10 times."
- "I gave one to a friend who had a recent 'not great' edible experience and he said 'wow, that is the perfect edible high'."

- "Just happened to find you @ The Pass in Sheffield and LOVE, LOVE, LOVE your hard candies!"
- "I am wondering how and when I can get more candies, they seem to be the only product that helps my legs at night."
- "For me, SunDrift hard candies are my preferred way to consume cannabis, hands down."

Our Offerings

We produce full spectrum, nano-infused hard candies with the nostalgic taste of New England.

- Our edibles deliver fast-acting, balanced effects, derived from our unique formula and a sublingual uptake you can savor as the candy slowly dissolves in your mouth.
- Our candies, which come in four great tasting flavors—classic butterscotch, summer watermelon, black cherry, and deep cinnamon—are individually wrapped, easily shareable, and perfect for discrete consumption at home or the on-the-go

Team Experience

We've been building a best-in-class SunDrift team full of passion, grit, and a diversity of backgrounds and skills.

- The co-founders comprise a highly complementary leadership team, with a proven track record in entrepreneurship, consumer packaged goods, marketing, finance, operations, and product development.
- Our manufacturing team has worked tirelessly scaling operations and perfecting our hard candy recipe and processes.
- We've brought in key sales, marketing & business development contributors with years of multi-faceted experience in the cannabis industry.

Our Story

- In 2015, David Hollands started developing a hard candy edibles recipe which his brother Mark, a cannabis connoisseur, originated. Dave then spent years perfecting the recipe and studying the evolving cannabis industry.
- With a unique homemade formula truly differentiated from other candies in both taste and experience, Dave knew he was onto something special.
- He partnered with Janine Yu and Jon Pollock to launch Sun Drops LLC (dba SunDrift) and the journey to advancing one of the most tasty and effective brands of craft edibles was underway!

Podcast Episode: Business of Cannabis

Listen to SunDrift co-founders Janine Yu and Jonathan Pollock chat with David Skuy about the business behind the launch of their craft edibles brand.

https://open.spotify.com/episode/1Xb62vFMF4ahrjYlP6KqWW?si=zQzNLKjlSe2wBSIyg8s-MA

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	September 8, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Working Capital / Operations	$26,625	$53,250
Sales & Marketing: Events & In-Store Displays & Activation	$10,000	$30,000
Inventory: Benefit-Focused Innovation & Packaging Refresh	$10,000	$32,380
Mainvest Compensation	$3,375	$8,370
TOTAL	$50,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.8 - 2.0%[2]
Payment Deadline	2028-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.71%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.8% and a maximum rate of 2.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	0.8%
$68,500	1.1%
$87,000	1.4%
$105,500	1.7%
$124,000	2.0%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Class B Units
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities Do Not Have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	The Equity Interests represent ownership interests in the Company, whereas the Promissory Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jonathan Pollock	33.33%
Janine Yu	66.67%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
GFA Credit Union	$24,472	8%	02/25/2027	Collateralized with inventory
Managing Member Bridge Loans	$379,714	4%		Flexible repayment, , deferred interest
Private Bridge Loans	$237,690	12%		Flexible repayment, deferred interest
Convertible Notes	$261,753	%		2-year notes convertible to equity

(Q) Other Offerings of Securities within the Last Three Years

Class B Units Financing Feb - Apr 2021 11,118 Units at $58.48 per Unit $650,000 Use of Funds: Massachusetts Facility Buildout / Ramp-up for 2022 Launch

(R) Transactions Between the Company and "Insiders"

Managing Members contributed $30k in initial equity (Class A shares), and have loaned $334,500 to the business, $154,500 at 4%, the remainder at 10-16% interest, with flexible repayment terms.

(S) The Company's Financial Condition

Historical milestones

Sun Drops, LLC (dba SunDrift) launched in November 2020 and has achieved the following milestones to date:

- Secured manufacturing facility in Sheffield, MA in February 2021 in a lease-to-buy agreement

- Submitted comprehensive application for cannabis manufacturing license with the Massachusetts Cannabis Control Commission (CCC) in April 2021

- Completed seed fundraise of $650k in April 2021

- Received provisional license from the CCC in July 2021

- Completed facility buildout in February 2022

- Previewed SunDrift brand to the Massachusetts market in March 2022 exhibiting at NECANN Boston

- Received final license from CCC in May 2022

- Launched in the Massachusetts market in July 2022, with 4 hard candy SKUs, selling into its first 8 dispensary locations

- Released 5-pack offering in October 2022 of all 4 flavors to help drive trial and brand awareness, now with individually wrapped candies for easier portability and shareability

- Secured a trademark for SunDrift in October 2022

- Achieved revenue of $79k in the calendar year of 2022 over 6 months operating, having sold into 23 accounts (almost 10% of stores)

- Partnered with Bask for distribution in January 2023, joining a portfolio that includes 1906 and Howl's Tincture, expanding its channel access across the state

- Moved exclusively to individually wrapped candies across all formats

- In its most recent sales month in 2023, SunDrift was in 43 active accounts (over 15% of stores), with monthly revenue of $23k

Historical financial performance is not necessarily predictive of future performance.

Financial liquidity

Sun Drops, LLC has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Sun Drops, LLC expects its liquidity position to grow upon raising capital on Mainvest and deploying some capital to extend its runways, and some capital to grow the business.

Subsequent events to historical financials

Since the latest available financial statements of SunDrift, we have had the following material changes and trends:

- Steady increase in store count and sales trajectory

- Launch of benefits-focused sleep SKU (Strawberry Cream) in July 2023

- Planned launch of a new gummy line by September, co-branded with Bask, leveraging Sun Drops, LLC's existing manufacturing infrastructure and overheads while tapping into Bask's access to accounts and the opportunity to disrupt the gummy market with a great tasting, value offering. We expect this to have an immediate positive impact on gross profit, with Bask responsible for any upfront working capital needs

- Business has submitted a Form 7004 - Application for Automatic Extension of Time To File Certain Business Income Tax, Information, and Other Returns for 2022 Tax Returns.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,327,994	$1,521,600	$1,770,000	$2,041,200	$2,340,000
Cost of Goods Sold	$719,109	$782,749	$865,006	$918,540	$994,500
Gross Profit	$608,885	$738,851	$904,994	$1,122,660	$1,345,500
EXPENSES					
Cost of Labor - SG&A	$150,000	$200,000	$220,000	$242,000	$266,200
Delivery Service	$64,392	$70,831	$77,915	$85,706	$94,277
Advertising & Marketing	$116,162	$127,778	$140,556	$154,612	$170,073
Facility Cost	$12,979	$14,277	$15,704	$17,275	$19,002
Professional Fees	$58,300	$64,130	$70,543	$77,597	$85,357
Bank & Merchant Fees	$6,191	$6,810	$7,491	$8,240	$9,064
Office/General Administrative	$19,850	$21,835	$24,019	$26,421	$29,063
Taxes & Licensing	$2,200	$2,420	$2,662	$2,928	$3,221
Travel	$40,700	$44,770	$49,247	$54,172	$59,589
Meals	$13,422	$14,764	$16,240	$17,864	$19,651
Operating Profit	$124,689	$171,236	$280,617	$435,845	$590,003

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V